October 31, 2014

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated October 30, 2014, regarding
Sphere 3D Corporation
Amendment No. 2 to Joint Proxy/Registration Statement on Form F-4
Filed October 14, 2014
File No. 333-197569

Dear Ms. Jacobs:

This letter responds to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) set forth in the October 30, 2014 letter (the “Comment Letter”) regarding the above-referenced Amendment No. 2 to the Joint Proxy/Registration Statement on Form F-4 (the “F-4”) of Sphere 3D Corporation (“Sphere 3D”) and Overland Storage Inc. (“Overland”). For your convenience, the comments of the Staff are included below in bold and we have numbered our responses accordingly.

Concurrently with the filing of this response to the Comment Letter, Sphere 3D has filed an amendment No. 3 to the F-4 (the “Amended F-4”).

Our responses are as follows:

General

Staff Comment No. 1.

The financial statements of Tandberg Data Holdings S.à r.l. filed as Exhibit 99.2 to the Form F-4, as well as those of Overland filed as Exhibit 99.4, should be provided directly in the joint registration/proxy statement so that they are included in the document that is delivered to investors. We acknowledge that MD&A and other disclosures relating to Overland responsive to Item 17(a) of Form F-4 are already provided in the body of the filing. Please revise accordingly, or advise.

Sphere 3D Corporation’s Response:

In response to the Staff’s comment, Sphere 3D has included the financial statements of Tandberg Data Holdings S.à r.l. and Overland directly in the proxy statement/prospectus.

Barbara C. Jacobs
October 31, 2014

Selected Historical and Unaudited Pro Forma Condensed Combined Financial Data

Selected Unaudited Pro Forma Condensed Combined Financial Data, page 22

Staff Comment No. 2.

In light of the September 23, 2014 filing of Overland’s Annual Report on Form 10-K for the fiscal year ended June 30, 2014, please revise the second sentence to indicate that the selected unaudited pro forma condensed combined balance sheet as of June 30, 2014 would combine the Sphere 3D unaudited consolidated balance sheet at June 30, 2014 with Overland’s audited consolidated balance sheet at June 30, 2014.

Sphere 3D Corporation’s Response:

In response to the Staff’s comment, Sphere 3D has revised the disclosure on page 22 of the Amended F-4.

Cautionary Statement Concerning Forward-Looking Information, page 44

Staff Comment No. 3.

Please revise your reference to sources of additional information about material factors or assumptions to include Overland’s Annual Report on 10-K for the fiscal year ended June 30, 2014, in lieu of its Annual Report on 10-K for the fiscal year ended June 30, 2013 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014.

Sphere 3D Corporation’s Response:

In response to the Staff’s comment, Sphere 3D has revised the disclosure on page 44 of the Amended F-4.

Proposal 1 – The Merger

Background of the Merger, page 51

Staff Comment No. 4.

You discuss in this section the financial model prepared by Cormark reflecting the combined companies, as well as the fairness opinion presented by Cormark to the Sphere 3D board of directors. Accordingly, please provide all of the information called for by Item 4(b) of Form F-4 and Item 1015(b) of Regulation M-A with respect to Cormark’s fairness opinion. In addition, please file the fairness opinion pursuant to Item 21(c) of Form F-4 and Cormark’s consent pursuant to Securities Act Rule 436.

Sphere 3D Corporation’s Response:

In response to the Staff’s comment, Sphere 3D has revised the disclosure starting on page 63 of the Amended F-4 to include the information required by Item 4(b) of Form F-4 and Item 1015(b) of Regulation M-A with respect to Cormark’s fairness opinion.

Barbara C. Jacobs
October 31, 2014

Certain Overland Prospective Financial Information, page 67

Staff Comment No. 5.

You have revised your filing to disclose revenue and EBITDA projections for Overland prepared by Overland’s management. Please further revise to provide the information called for by Item 10(e)(1)(i) of Regulation S-K with respect to Overland’s EBITDA projections, as they are non-GAAP measures.

Sphere 3D Corporation’s Response:

In response to the Staff’s comment, Sphere 3D has revised the disclosure on pages 73 and 74 of the Amended F-4 to include the information called for by Item 10(e)(1)(i) of Regulation S-K with respect to Overland’s EBITDA projections.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2013

Overland Storage, Inc.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

1. Basis of Presentation, page 188

Staff Comment No. 6.

Consistent with your September 11, 2014 response to prior comment 22 of our letter dated August 19, 2014, and the disclosure in note 1.(c) on pages 178 – 179, please revise your disclosure in the third paragraph to explain that the financial results of Overland for the year ended December 31, 2013 were derived by adding the subsequent six month interim results to the fiscal year 2013 results and deducting the comparable preceding year’s six month interim results. Also, please add disclosure in the third paragraph and in note 1.(b) on page 178 to explain that Overland’s financial results for the six months ended June 30, 2014 were derived by subtracting its interim results for the six months ending December 31, 2013 from its financial results for the year ended June 30, 2014.

Sphere 3D Corporation’s Response:

Sphere 3D has revised the disclosure on pages 240 and 250 of the Amended F-4 in response to the Staff’s comment.

Barbara C. Jacobs
October 31, 2014

Exhibits

Exhibit 5.1

Staff Comment No. 7.

The legality opinion references only the merger agreement dated May 15, 2014, and it was filed prior to the amendment to the merger agreement dated October 13, 2014. In addition, the second paragraph of the opinion refers to the merger consideration exchange ratio of 0.510594 shares of Sphere 3D common stock per share of Overland common stock, which ratio was modified pursuant to the October 13th amendment to the merger agreement. Accordingly, please have counsel provide an updated opinion. Please also have counsel for the respective tax opinions filed as Exhibits 8.1, 8.2 and 8.2 provide updated opinions, as each of them currently references only the May 15th merger agreement.

Sphere 3D Corporation’s Response:

In response to the Staff’s comment, Sphere 3D has included updated legal opinions filed as Exhibits 5.1, 8.1, 8.2, and 8.3 to the Amended F-4.

Exhibit 23.4

Staff Comment No. 8.

We note that this consent of Independent Registered Public Accounting Firm of Collins Barrow Toronto LLP makes reference to its Independent Auditors’ Report dated September 11, 2014 instead of the Independent Auditors’ Report dated October 14, 2014 on page F-4. Please amend your filing accordingly.

Sphere 3D Corporation’s Response:

In response to the Staff’s comment, Sphere 3D has included an updated consent of Collins Barrow Toronto LLP in the Amended F-4.

* * * * *

Sphere 3D Corporation hereby acknowledges that:

  Sphere 3D Corporation is responsible for the adequacy and accuracy of the disclosure in the filing.

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

  Sphere 3D Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Barbara C. Jacobs
October 31, 2014

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (416) 749-5999, or Richard B. Raymer of Dorsey & Whitney LLP at (416) 367-7388.

Sincerely,
Sphere 3D Corporation

/s/ Scott Worthington

Scott Worthington
Chief Financial Officer

cc:	Richard B. Raymer, Dorsey & Whitney LLP